MAXUS REALTY TRUST, INC.
104 ARMOR ROAD
NORTH KANSAS CITY, MO 64116

May 9, 2006

Via Facsimile (202) 772-9203
and Edgar

Steven Jacobs
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Maxus Realty Trust, Inc.
Form 10-KSB for the fiscal year ended December 31, 2005
File No. 0-13754

With respect to the Form 10-KSB referenced above, Maxus Realty Trust, Inc. (“MRTI”) acknowledges as follows:

•	MRTI is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes made in response to staff comments do not foreclose the Securities and Exchange Commission (the "SEC") from taking any action with respect to the filing.
•	MRTI may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States with respect to the filing.

Sincerely,

Maxus Realty Trust, Inc.

By: /s/    DeAnn Duffield
      DeAnn Duffield
Secretary